Filed by Hub Cyber Security (Israel) Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Mount Rainier Acquisition Corp.

Commission File No.: 001-40870

Hub Security Files Amendment to Registration Statement for Its Upcoming $1.28 Billion Nasdaq Listing

TEL AVIV, Israel, Nov. 22, 2022 /PRNewswire/ -- HUB Cyber Security (Israel) Limited (TASE: HUB), a developer of Confidential Computing cybersecurity solutions and services (“HUB” or the “Company”), announced today that it had received the approval of the Company’s shareholders for the merger, and submitted Amendment No. 2 to its non-confidential registration statement on Form F-4 which contains a preliminary proxy statement/prospectus to the U.S. Securities and Exchange Commission (SEC), for the purpose of completing the merger with Mount Rainier Acquisition Corp, (“RNER”), the offering of the Company's securities to the shareholders of the SPAC and the listing of the Company's securities on Nasdaq..

The completion of the merger and listing of the Company’s securities is subject to the existence of a number of conditions precedent, among them, the approval of the proxy statement/prospectus by the SEC, the approval of RNER’s stockholders to carry out the merger with RNER. In addition, the Company is seeking the Israeli court's approval to carry out the 350 proceedings (as defined in the report dated 5 in July, 2022 Reference: 2022-01-083704, which is included herein by way of reference).

If the Israeli court approves the delisting of the Company’s shares from the TASE and the Company’s shares are approved for listing on Nasdaq, then upon the completion of the merger, the Company's shares are expected to be traded on the Nasdaq (only) without parallel trading. The meaning for the Company's current shareholders is that every holder of the Company's shares that are currently traded on the TASE in Israel, will hold after identical shares of the Company that will be traded on the Nasdaq stock exchange, subject to the effects of a reverse stock split that the Company intends to effect immediately prior to the closing of the merger, as further described in the registration statement.

Upon completion of the offering, the projected gross proceeds, before transaction costs. by the company are expected to be a minimum amount of $50 million, assuming that the SPAC stockholders make a full redemption of their investment, and up to a potential of approximately $225 million, assuming that no SPAC shareholders redeem their investment (For more details, see a report dated March 23, 2022). as well as the F-4 document attached to this report.

A copy of the preliminary proxy statement/prospectus is available for review on the SEC's website at www.sec.gov.

The said message does not constitute, and it is not intended to constitute, an offer to sell or an offer to receive offers to buy any securities in Israel, the USA or elsewhere, and it does not constitute, and it is not intended to constitute, an offer, solicitation, or sale of any securities in any country or jurisdiction where such offer, solicitation or sale shall be prohibited.

About HUB Cyber Security (Israel) Limited

HUB Cyber Security (Israel) Limited (“HUB”) was established in 2017 by veterans of the 8200 and 81 elite intelligence units of the Israeli Defense Forces. The company specializes in unique Cyber Security solutions protecting sensitive commercial and government information. The company debuted an advanced encrypted computing solution aimed at preventing hostile intrusions at the hardware level while introducing a novel set of data theft prevention solutions. HUB operates in over 30 countries and provides innovative cybersecurity computing appliances as well as a wide range of cybersecurity services worldwide.

About Mount Rainier Acquisition Corp.

Mount Rainier Acquisition Corp. is a blank check company sponsored by DC Rainier SPV LLC, a Delaware limited liability company managed by Dominion Capital LLC, whose business purpose is to effect a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Forward-Looking Statements

Certain statements included in this press release are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or HUB’s or RNER’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “would”, “seem”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “future”, “predict”, “potential," “forecast” or “continue”, or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by HUB and its management, and RNER and its management, as the case may be, are inherently uncertain. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of HUB or RNER.  Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) expectations regarding HUB’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB’s ability to invest in growth initiatives and pursue acquisition opportunities; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed transactions; (iii) the outcome of any legal proceedings that may be instituted against RNER, HUB, the Combined Company or others following the announcement of the proposed transactions and any definitive agreements with respect thereto; (iv) the inability to complete the proposed transactions due to, among other things, the failure to obtain approval of the stockholders of RNER or HUB, to obtain certain governmental and regulatory approvals or to satisfy other conditions to closing, including delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the proposed transactions; (v) the inability to obtain the financing necessary to consummate the proposed transactions; (vi) changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed transactions; (vii) the ability to meet stock exchange listing standards following the consummation of the proposed transactions; (viii) the risk that the announcement and consummation of the proposed transactions disrupts HUB’s current plans and operations; (ix) the lack of a third party valuation in determining whether or not to pursue the proposed transactions; (x) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of the Combined Company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (xi) costs related to the proposed transactions; (xii) the amount of any redemptions by existing holders of RNER’s common stock being greater than expected; (xiii) limited liquidity and trading of RNER’s and HUB’s securities; (xiv) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (xv) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (xvi) the possibility that RNER, HUB or the Combined Company may be adversely affected by other economic, business, and/or competitive factors; (xvii) inaccuracies for any reason in the estimates of expenses and profitability and projected financial information for HUB; and (xviii) other risks and uncertainties set forth in the sections entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in RNER’s final prospectus relating to its initial public offering dated October 4, 2021 and "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements" in HUB’s Registration Statement on Form F-4, filed with the SEC on August 24, 2022, as amended.

Forward-looking statements speak only as of the date they are made. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither HUB nor RNER undertakes any duty to update these forward-looking statements.

Additional Information About the Transaction and Where to Find It

In connection with the proposed transaction, HUB has filed with the SEC a registration statement on Form F-4 containing a proxy statement/prospectus, and after the registration statement is declared effective by the SEC, RNER will mail a definitive proxy statement/prospectus relating to the Proposed Business Combination to its stockholders. This press release does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. This press release is not a substitute for any registration statement or for any other document that HUB or RNER may file with the SEC in connection with the proposed transaction.  Investors and security holders are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed transaction, as these materials will contain important information about HUB, RNER and the proposed transaction.

When available, the definitive proxy statement/prospectus and other relevant materials for the proposed transaction will be mailed to stockholders of RNER as of a record date to be established for voting on the proposed transaction. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, through the website maintained by the SEC at www.sec.gov.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Media contact

Matt McLoughlin

Gregory FCA on behalf of HUB Security

Phone: 610.996.4264

matt@gregoryfca.com